

Mail Stop 4631

April 25, 2018

<u>Via E-mail</u>
Mr. Mike Riccio, Sr.
VP & Chief Financial Officer
La-Z-Boy Incorporated
One La-Z-Boy Drive
Monroe, MI 48162-5138

> **Re: La-Z-Boy Incorporated
> Form 10-K for the year ended April 29, 2017
> Filed June 20, 2017
> File No. 1-9656**

Dear Mr. Riccio:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Branch Chief
                    Office of Manufacturing and
                    Construction